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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          ------------------------

                             Amendment No. 1 to
                               SCHEDULE 14D-1
                     Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                             Amendment No. 2 to
                                SCHEDULE 13D
                 under the Securities Exchange Act of 1934
                          ------------------------

                             RELTEC CORPORATION
                         (Name of Subject Company)
                           GEC Acquisition Corp.
                              GEC Incorporated
                    The General Electric Company, p.l.c.
    (Not Affiliated with the U.S. Based Corporation With a Similar Name)
                                 (Bidders)
                          ------------------------

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)
                          ------------------------

                                759527-10-4
                 (CUSIP Number of Each Class of Securities)
                          ------------------------

                            Patricia A. Hoffman
                              GEC Incorporated
                 (c/o Videojet Systems International, Inc.)
                           1500 Mittel Boulevard
                          Wood Date, IL 60191-1073
                               (603) 238-3995

        (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidders)
                          ------------------------


          Copy to:                                Copy to:
  Jeffrey I. Gordon, Esq.                  Philip A. Gelston, Esq.
Mark S. Wojciechowski, Esq.                Cravath, Swaine & Moore
    Mayer, Brown & Platt                       Worldwide Plaza
       1675 Broadway                          825 Eighth Avenue
     New York, NY 10019                      New York, NY 10019
       (212) 506-2500                          (212) 474-1000


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                             Page 1 of 6 pages

                               14D-1 and 13D
CUSIP No.  759527-10-4                               Page 2 of 6 pages

   -----------------------------------------------------------------------
      1  NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GEC Acquisition Corp.
   -----------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                               (b)  [ ]
   -----------------------------------------------------------------------
      3  SEC USE ONLY
   -----------------------------------------------------------------------
      4  SOURCE OF FUNDS

         AF
   -----------------------------------------------------------------------
      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                    [ ]
   -----------------------------------------------------------------------
      6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
   -----------------------------------------------------------------------
      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,831,283
   -----------------------------------------------------------------------
      8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                    [ ]
   -----------------------------------------------------------------------
      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING
   -----------------------------------------------------------------------
     10  TYPE OF REPORTING PERSON

         CO
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                             Page 2 of 6 pages

                               14D-1 and 13D
CUSIP No.  759527-10-4                               Page 3 of 6 pages


   -----------------------------------------------------------------------
      1  NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GEC Incorporated
   -----------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                (b) [ ]
   -----------------------------------------------------------------------
      3  SEC USE ONLY
   -----------------------------------------------------------------------
      4  SOURCE OF FUNDS

         AF
   -----------------------------------------------------------------------
      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                    [ ]
   -----------------------------------------------------------------------
      6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
   -----------------------------------------------------------------------
      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,831,283
   -----------------------------------------------------------------------
      8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                    [ ]
   -----------------------------------------------------------------------
      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING
   -----------------------------------------------------------------------
     10  TYPE OF REPORTING PERSON

         CO
   -----------------------------------------------------------------------


                             Page 3 of 6 pages

                               14D-1 and 13D
CUSIP No.  759527-10-4                               Page 4 of 6 pages


   -----------------------------------------------------------------------
      1  NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The General Electric Company, p.l.c.
   -----------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                (b) [ ]
   -----------------------------------------------------------------------
      3  SEC USE ONLY
   -----------------------------------------------------------------------
      4  SOURCE OF FUNDS

         BK, OO
   -----------------------------------------------------------------------
      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                    [ ]
   -----------------------------------------------------------------------
      6  CITIZENSHIP OR PLACE OF ORGANIZATION

         ENGLAND AND WALES
   -----------------------------------------------------------------------
      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,831,283
   -----------------------------------------------------------------------
      8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                    [ ]
   -----------------------------------------------------------------------
      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING
   -----------------------------------------------------------------------
     10  TYPE OF REPORTING PERSON

         CO
   -----------------------------------------------------------------------


                             Page 4 of 6 pages

     GEC Incorporated, GEC Acquisition Corp. and The General Electric Company, p.l.c. hereby amend and supplement their combined Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1") and Amendment No. 1 Statement on Schedule 13D originally filed on March 5, 1999 (the "Statement"), with respect to an offer (the "Offer") to purchase all outstanding shares of common stock, $0.01 par value, of Reltec Corporation, a Delaware corporation (the "Company") on the terms described in the Offer to Purchase dated March 5, 1999. Capitalized terms not defined have the meanings assigned thereto in the Statement.

Item 10.  Additional Information.

     Item 10 (c) and (f) of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the Offer to Purchase incorporated therein by reference:

          "At 11:59 p.m. on March 22, 1999, the waiting period under the Competition Act (Canada) expired, and on March 24, 1999, the Director of Investigation and Research issued an advance ruling certificate under the Competition Act (Canada). On March 23, 1999, Parent was informed by the FTC that the waiting period under the HSR Act had been terminated. On March 24, 1999, the German Federal Cartel Office issued a confirmation that the conditions for a prohibition in section 36 paragraph 1 of the German Act are not fulfilled."

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

          (a) the fifth sentence of the last paragraph of Section 8 "Certain Information Concerning the Company" of the Offer to Purchase incorporated therein by reference is hereby amended and restated in its entirety as follows:

               "None of the Purchaser, Parent or GEC, p.l.c. or their respective financial advisors assumes any responsibility for the accuracy of any of the projections."

          (b) the fourth sentence of the last paragraph of Section 9 "Certain Information Concerning the Purchaser, Parent and GEC, p.l.c." of the Offer to Purchase incorporated therein by reference is hereby amended and restated in its entirety as follows:

               "Such information is provided for supplemental purposes only."

          (c) item (v) in the first paragraph of Section 14 "Certain Conditions of the Offer" of the Offer to Purchase incorporated therein by reference is hereby amended and restated in its entirety as follows:

               "at any time on or after March 1, 1999 and prior to the Expiration Date, any of the following conditions occur:"

          (d) the clause following item (g) of Section 14 "Certain Conditions of the Offer" of the Offer to Purchase incorporated therein by reference is hereby amended and restated in its entirety as follows:

               "which, in the sole reasonable judgment of Parent or the Purchaser in any such case, and regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such condition makes it inadvisable to proceed with such acceptance for payment or payments."


                             Page 5 of 6 pages

                                 SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 1999

                                        GEC ACQUISITION CORP.,

                                        By /s/ Patricia Hoffman
                                          -------------------------------
                                          Name:  Patricia Hoffman
                                          Title: Director


                                        GEC INCORPORATED,

                                        By /s/ Michael Lester
                                          -------------------------------
                                          Name:  Michael Lester
                                          Title: Director


                                        THE GENERAL ELECTRIC COMPANY, P.L.C.,

                                        By /s/ Michael Lester
                                          -------------------------------
                                          Name:  Michael Lester
                                          Title: Director


                             Page 6 of 6 pages